STATEMENT OF FINANCIAL CONDITION

September 30, 2020
(Audited)

RAYMOND JAMES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia — **727-567-1000** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

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Notary Public - State of Florida
Commission # HH 48014
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Marshall Ollia
SVP & Principal Financial Officer

Notary Public

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2020

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Raymond James & Associates, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. (the Company) as of September 30, 2020 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Tampa, Florida
November 24, 2020

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

$ in millions, except per share amount		September 30, 2020
Assets:		
Cash and cash equivalents	$	2,748
Cash and cash equivalents segregated pursuant to regulations		3,650
Collateralized agreements		380
Financial instruments, at fair value:		
Trading instruments ($265 pledged as collateral)		484
Derivative assets		6
Other investments ($7 pledged as collateral)		72
Brokerage client receivables, net		2,140
Receivables from brokers, dealers and clearing organizations		227
Other receivables, net		355
Loans to financial advisors, net		721
Property and equipment, net		387
Deferred income taxes, net		33
Goodwill and identifiable intangible assets, net		351
Other assets		373
Total assets	**$**	**11,927**
Liabilities and stockholder's equity:		
Collateralized financings	$	249
Financial instrument liabilities, at fair value:		
Trading instruments		239
Derivative liabilities		16
Brokerage client payables		5,273
Payables to brokers, dealers and clearing organizations		135
Accrued compensation, commissions and benefits		560
Payables to affiliates, net		1,708
Income taxes payable		42
Other payables		465
Other borrowings		13
Total liabilities		8,700
Commitments and contingencies (see Note 13)		
Stockholder's equity:		
Common stock; $.10 par value; 4,000,000 shares authorized; 1,083,500 shares issued and outstanding		—
Additional paid-in capital		1,637
Retained earnings		1,590
Total stockholder's equity		3,227
Total liabilities and stockholder's equity	**$**	**11,927**

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Raymond James & Associates, Inc. ("RJ&A," "we," "our," "us," the "firm" or the "Company"), a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent") is engaged in various financial services activities, including providing investment management services for retail and institutional clients, the underwriting, distribution, trading and brokerage of equity and debt securities and clearing services for both affiliated and unaffiliated broker-dealers. Raymond James Financial Services, Inc. ("RJFS") is an affiliate of RJ&A and is also a wholly owned subsidiary of RJF. RJ&A is registered with the Securities and Exchange Commission and is registered as a Municipal Advisor with the Municipal Securities Rulemaking Board. We are a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and various exchanges. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission.

Basis of presentation

Accounting estimates and assumptions

We conform to our Parent's fiscal year end of September 30. The preparation of the Statement of Financial Condition in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 3 months or less, other than those used for trading purposes.

Cash and cash equivalents segregated pursuant to regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, RJ&A, as a broker-dealer carrying client accounts, is subject to requirements to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. The amounts included in "Cash and cash equivalents segregated pursuant to regulations" on our Statement of Financial Condition represent the amounts of cash and cash equivalents, which includes highly liquid investments with original maturities of 3 months or less, on deposit in our segregated reserve accounts for regulatory purposes. From time to time, we may also segregate highly liquid securities such as U.S. Treasuries, which have original maturities of greater than 3 months. Such securities are carried at fair value on our Statement of Financial Condition.

Collateralized agreements and financings

Securities purchased under agreements to resell and securities sold under agreements to repurchase

We purchase securities under short-term agreements to resell ("reverse repurchase agreements"). Additionally, we sell securities under agreements to repurchase ("repurchase agreements"). Both reverse repurchase agreements and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. We receive collateral with a fair value that is typically equal to or in excess of the principal amount loaned under reverse repurchase agreements to mitigate credit exposure. To ensure that the market value of the underlying collateral remains sufficient, collateral values are evaluated on a daily basis, and collateral is obtained from or returned to the counterparty when contractually required. Under repurchase agreements, we are required to post collateral in an amount that typically exceeds the

carrying value of these agreements. In the event that the market value of the securities we pledge as collateral declines, we may have to post additional collateral or reduce borrowing amounts. Reverse repurchase agreements and repurchase agreements are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Statement of Financial Condition. See Note 5 for additional information regarding collateralized agreements and financings.

Securities borrowed and securities loaned

We act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then either lend them to another broker-dealer or use them to cover short positions. Where permitted, we have also loaned, to broker-dealers and other financial institutions, securities owned by the firm, our clients, or others we have received as collateral. Both securities borrowed and securities loaned transactions are accounted for as collateralized financings and are recorded at the amount of cash advanced or received. In securities borrowed transactions, we are required to deposit cash with the lender in an amount which is generally in excess of the market value of securities borrowed. With respect to securities loaned, we generally receive cash in an amount in excess of the market value of securities loaned. We evaluate the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in "Collateralized agreements" and "Collateralized financings," respectively, on our Statement of Financial Condition. See Note 5 for additional information regarding collateralized agreements and financings.

Financial instruments, financial instrument liabilities, at fair value

"Financial instruments" and "Financial instrument liabilities" are recorded at fair value. Fair value is defined by GAAP as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measurement considered from the perspective of a market participant. As such, our fair value measurements reflect assumptions that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements.

Level 1 - Financial instruments included in Level 1 are highly liquid instruments valued using unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments).

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgment or estimation. These instruments are generally valued using discounted cash flow techniques.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

Valuation techniques and inputs

The fair values for certain of our financial instruments are derived using pricing models and other valuation techniques that involve management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments which are actively traded will generally have a higher degree of price transparency than financial instruments that are less frequently traded. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily trading volume. We have determined the market for certain other types of financial instruments to be uncertain or inactive as of September 30, 2020. As a result, the valuation of these financial instruments included management judgment in determining the relevance and

reliability of market information available. The level within the fair value hierarchy, specific valuation techniques, and other significant accounting policies pertaining to financial instruments at fair value on our Statement of Financial Condition are described as follows.

Trading instruments and trading instruments sold but not yet purchased

Trading instruments and trading instruments sold but not yet purchased include debt securities, equity securities, brokered certificates of deposit, and other securities. These instruments are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading instruments. Such instruments are classified within Level 1 of the fair value hierarchy.

When trading instruments are traded in secondary markets and quoted market prices for identical instruments do not exist, we utilize valuation techniques, including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. We utilize prices from third-party pricing services to corroborate our estimates of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations. Securities valued using these techniques are classified within Level 2 of the fair value hierarchy.

We offset our long and short positions for identical securities recorded at fair value as part of our trading instruments (long positions) and trading instruments sold but not yet purchased (short positions).

Derivative assets and derivative liabilities

Our derivative assets and derivative liabilities are recorded at fair value and are included in “Derivative assets” and “Derivative liabilities” on our Statement of Financial Condition. To reduce credit exposure on certain of our derivative transactions, we may enter into a master netting arrangement that allows for net settlement of all derivative transactions with each counterparty. In addition, the credit support annex allows parties to the master netting agreement to mitigate their credit risk by requiring the party which is out of the money to post collateral. We accept collateral in the form of cash or other marketable securities. Where permitted, we elect to net-by-counterparty certain derivatives entered into under a legally enforceable master netting agreement and, therefore, the fair value of those derivatives are netted by counterparty on our Statement of Financial Condition. As we elect to net-by-counterparty the fair value of such derivatives, we also net-by-counterparty cash collateral exchanged as part of those derivative agreements. We may also require certain counterparties to make a deposit at the inception of a derivative agreement, referred to as “initial margin.” This initial margin is included in “Other payables” on our Statement of Financial Condition.

Fixed income business operations

We enter into to be announced (“TBA”) security contracts in our fixed income business to facilitate client transactions or to actively manage risk exposures that arise from our client activity, including a portion of our trading inventory. We use quoted prices in active markets to determine the fair value of the TBA securities, which are classified within Level 1 of the fair value hierarchy.

Other investments

Other investments primarily consist of securities pledged as collateral with clearing organizations and are recorded at fair value. Our securities pledged as collateral with clearing organizations, which primarily include U.S. Treasury securities, are categorized within Level 1 of the fair value hierarchy.

Brokerage client receivables, net

Brokerage client receivables include amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. The receivables from asset management clients are primarily for accrued asset management fees. Brokerage client receivables are reported at their outstanding principal balance, net of any allowance for doubtful accounts. An allowance is established when collectability is not reasonably assured. When the receivable from a brokerage client is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Our allowance for doubtful accounts was insignificant at September 30, 2020.

Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected on our Statement of Financial Condition. See Note 5 for additional information regarding this collateral.

Receivables from brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities failed to deliver and cash on deposit with clearing organizations. See Note 6 for additional information regarding these receivables.

Other receivables, net

Other receivables primarily include accrued interest receivables and accrued fees from product sponsors. Net receivables related to contracts with customers were $213 million as of September 30, 2020. We present "Other receivables" on our Statement of Financial Condition, net of any allowance.

Loans to financial advisors, net

We offer loans to financial advisors and certain other key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to nine year period and are contingent upon affiliation with us. These loans are not assignable by the financial advisor and may only be assigned by us to a successor in interest. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was approximately $3 million at September 30, 2020.

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment primarily consists of software, buildings and leasehold improvements, and furniture. Software includes both purchased software and internally developed software including development in progress. Buildings primarily consists of owned facilities. Leasehold improvements are generally costs associated with interior office space. Equipment primarily consists of communications and technology hardware.

Depreciation of assets (other than land) is primarily calculated using the straight-line method over the estimated useful lives of the assets outlined in the following table.

Asset type	Estimated useful life
Buildings, building components and land improvements	10 to 40 years
Furniture, fixtures and equipment	3 to 5 years
Software	2 to 10 years
Leasehold improvements	Lesser of useful life or lease term

Costs for significant internally developed software projects are capitalized when the costs relate to development of new applications or modification of existing internal-use software that results in additional functionality. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Intangible assets, net

Certain identifiable intangible assets we acquire such as customer relationships, seller relationship agreements, and non-compete agreements, are amortized over their estimated useful lives on a straight-line basis and are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Impairment exists when the carrying value of a reporting unit exceeds its respective fair value.

In the course of our evaluation of the potential impairment to goodwill, we may elect either a qualitative or a quantitative assessment. Our qualitative assessments consider macroeconomic indicators, including but not limited to trends in equity and fixed income markets and other revenue-generating activities, gross domestic product, unemployment rates, and interest rates. We also consider regulatory changes, market capitalization of the Parent company, reporting unit specific results, and changes in key personnel and strategy. We assess these, and other, qualitative factors to determine whether the existence of events or circumstances indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative impairment analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either elect not to perform a qualitative assessment, or we elect to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, then we perform a quantitative evaluation. In our quantitative assessment, we estimate the fair value of the reporting unit with which the goodwill is associated and compare it to the carrying value. We estimate the fair value of our reporting units using an income approach based on a discounted cash flow model that includes significant assumptions about future operating results and cash flows, and, if appropriate, a market approach. If the carrying value of a reporting unit is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected January 1 as our annual goodwill impairment evaluation date, evaluating balances as of December 31. See Note 8 for additional information regarding the outcome of our goodwill impairment assessments.

Leases

On October 1, 2019, we adopted new accounting guidance related to the accounting for leases. Under the new guidance, we recognize assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than 12 months, regardless of whether they are classified as finance or operating leases. Accordingly, on the date of adoption, we recognized right-of-use assets ("ROU assets") and lease liabilities of $276 million and $297 million, respectively, in "Other assets" and "Other payables" on our Statement of Financial Condition. We adopted this guidance using the alternative modified retrospective approach, with no adjustments to prior periods. In addition, we elected the practical expedients permitted under the transition guidance which, among other things, allowed us to carry forward historical lease classification determinations.

We have operating leases for the premises we occupy in many of our locations, including our branch office operations. At inception, we determine if an arrangement to utilize a building or piece of equipment is a lease and, if so, the appropriate lease classification. All of our leases are operating leases. If the arrangement is determined to be a lease, we recognize an ROU asset and a corresponding lease liability on our Statement of Financial Condition. ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. We elected the practical expedient, where leases with an initial term of 12 months or less are not recorded as an ROU asset or lease liability. Our lease terms include any noncancelable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that we will exercise those options.

We record our lease ROU assets at the amount of the lease liability plus any prepaid rent and initial direct costs, less any lease incentives and accrued rent. We record lease liabilities at commencement date based on the present value of lease payments over the lease term, which is discounted using our commencement date incremental borrowing rate, or at the imputed rate

within the lease, as appropriate. Our incremental borrowing rate considers the weighted-average yields on RJF's senior notes payable, adjusted for collateralization and tenor. For our real estate leases, we elected the practical expedient to account for the lease and non-lease components as a single lease. See Note 9 for further information on leases.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a loss is probable and a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, the minimum amount in the range of loss is accrued. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible, or for which a loss is not determined to be probable.

We record liabilities related to legal and regulatory proceedings in "Other payables" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in our Statement of Financial Condition. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters. See Note 13 for additional information.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan, which provides for the issuance of restricted stock unit ("RSU") and stock option awards. RJF estimates the market value of share-based awards on the date of grant. See Note 14 for further information on share-based compensation.

Deferred compensation plans

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For the Voluntary Deferred Compensation Plan ("VDCP"), Long Term Incentive Plan ("LTIP"), and other certain plans, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in our Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position or liquidity. See Note 12 for further information on our income taxes.

NOTE 3 – FAIR VALUE

Our "Financial instruments" and "Financial instrument liabilities" on our Statement of Financial Condition are recorded at fair value under GAAP. For further information about such instruments and our significant accounting policies related to fair value, see Note 2. The following table presents assets and liabilities measured at fair value on a recurring basis. Netting adjustments represent the impact of counterparty and collateral netting on our derivative balances included on our Statement of Financial Condition. See Note 4 for additional information.

$ in millions	Level 1	Level 2	Level 3	Netting adjustments	Balance as of September 30, 2020
Assets at fair value on a recurring basis:					
Trading instruments:					
Municipal obligations	$ —	$ 120	$ —	$ —	$ 120
Corporate obligations	3	45	—	—	48
Government and agency obligations	—	131	—	—	131
Agency mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMOs")	—	130	—	—	130
Non-agency CMOs and asset-backed securities ("ABS")	—	13	—	—	13
Total debt securities	3	439	—	—	442
Equity securities	8	5	—	—	13
Brokered certificates of deposit	—	17	—	—	17
Other	—	—	12	—	12
Total trading instruments	11	461	12	—	484
Derivative assets	16	—	—	(10)	6
Other investments	72	—	—	—	72
Total assets at fair value on a recurring basis	$ 99	$ 461	$ 12	$ (10)	$ 562
Liabilities at fair value on a recurring basis:					
Trading instruments sold but not yet purchased:					
Corporate obligations	$ —	$ 5	$ —	$ —	$ 5
Government and agency obligations	136	—	—	—	136
Non-agency CMOs and ABS	—	2	—	—	2
Total debt securities	136	7	—	—	143
Equity securities	96	—	—	—	96
Total trading instruments sold but not yet purchased	232	7	—	—	239
Derivative liabilities					
Interest rate	16	—	—	(6)	10
Equity	—	1	5	—	6
Total derivative liabilities	16	1	5	(6)	16
Total liabilities at fair value on a recurring basis	$ 248	$ 8	$ 5	$ (6)	$ 255

As of September 30, 2020, 5% of our assets and 3% of our liabilities were measured at fair value on a recurring basis.

Financial instruments that are not recorded at fair value on the Statement of Financial Condition

Many, but not all, of the financial instruments we hold were recorded at fair value on the Statement of Financial Condition. The following financial instruments were not carried at fair value in accordance with GAAP on our Statement of Financial Condition at September 30, 2020.

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash and cash equivalents segregated pursuant to regulations, and the majority of collateralized agreements and collateralized financings, are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents and cash and cash equivalents segregated

pursuant to regulations are classified as Level 1 and collateralized agreements and financings are classified as Level 2.

Receivables and other assets: Brokerage client receivables, receivables from brokers, dealers and clearing organizations, other receivables, and certain other assets are recorded at amounts that approximate fair value and are classified as Level 2 and 3 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans provided to financial advisors and key revenue producers, primarily for recruiting and retention purposes. Loans to financial advisors, net are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy. Refer to Note 2 for information regarding loans to financial advisors, net.

Payables: Brokerage client payables, payables to brokers, dealers and clearing organizations, and other payables are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

NOTE 4 - DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Our derivative assets and derivative liabilities are recorded at fair value and are included in “Derivative assets” and “Derivative liabilities” on our Statement of Financial Condition. The significant accounting policies governing our derivatives, including our methodologies for determining fair value, are described in Note 2.

Derivative balances included on our Statement of Financial Condition

The following table presents the gross fair value and notional amount of derivatives by product type, the amounts of counterparty and cash collateral netting on our Statement of Financial Condition, as well as collateral posted and received under credit support agreements that do not meet the criteria for netting under GAAP.

	September 30, 2020		
$ in millions	Derivative assets	Derivative liabilities	Notional amount
Derivatives not designated as hedging instruments			
Interest rate	$ 16	$ 16	$ 11,627
Equity	—	6	100
Total gross fair value/notional amount	**16**	**22**	**$ 11,727**
Offset on the Statement of Financial Condition			
Counterparty netting	(5)	(5)	
Cash collateral netting	(5)	(1)	
Total amounts offset	**(10)**	**(6)**	
Net amounts presented on the Statement of Financial Condition	**6**	**16**	
Gross amounts not offset on the Statement of Financial Condition			
Financial instruments	—	—	
Total	**$ 6**	**$ 16**	

Risks associated with our derivatives and related risk mitigation

Credit risk

We are exposed to credit losses in the event of nonperformance by our counterparties to interest rate derivatives. We may require collateral from counterparties in the form of cash deposits or other marketable securities to support certain of these obligations as established by the credit threshold specified by the agreement and/or as a result of monitoring the credit standing of the counterparties.

Interest rate risk

We are exposed to interest rate risk related to certain of our interest rate derivatives. We monitor our risk exposure on our derivatives based on established counterparty limits.

NOTE 5 – COLLATERALIZED AGREEMENTS AND FINANCINGS

Collateralized agreements are comprised of reverse repurchase agreements and securities borrowed. Collateralized financings are comprised of repurchase agreements and securities loaned. We enter into these transactions in order to facilitate client activities, acquire securities to cover short positions and finance certain firm activities. The significant accounting policies governing our collateralized agreements and financings are described in Note 2.

For Statement of Financial Condition purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions because the conditions for netting as specified by GAAP are not met. Our reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. Although not offset on the Statement of Financial Condition, these transactions are included in the following table.

	Collateralized agreements			Collateralized financings		
$ in millions	**Reverse repurchase agreements**	**Securities borrowed**	**Total**	**Repurchase agreements**	**Securities loaned**	**Total**
September 30, 2020						
Gross amounts of recognized assets/liabilities	$ 166	$ 214	$ 380	$ 165	$ 84	$ 249
Gross amounts offset on the Statement of Financial Condition	—	—	—	—	—	—
Net amounts presented on the Statement of Financial Condition	166	214	380	165	84	249
Gross amounts not offset on the Statement of Financial Condition	(166)	(207)	(373)	(165)	(78)	(243)
Net amount	**$ —**	**$ 7**	**$ 7**	**$ —**	**$ 6**	**$ 6**

The total amount of collateral received under reverse repurchase agreements and the total amount of collateral posted under repurchase agreements exceeds the carrying value of these agreements on our Statement of Financial Condition.

Collateral received and pledged

We receive cash and securities as collateral, primarily in connection with reverse repurchase agreements, securities borrowed, derivative transactions, and client margin loans. The collateral we receive reduces our credit exposure to individual counterparties.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral to satisfy our collateral requirements under our repurchase agreements, securities lending agreements or other secured borrowings, to satisfy deposit requirements with clearing organizations, or to otherwise meet either our or our clients' settlement requirements.

The following table presents financial instruments at fair value that we received as collateral, were not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were delivered or repledged, to satisfy one of our purposes previously described.

$ in millions	**September 30, 2020**
Collateral we received that was available to be delivered or repledged	$ 2,573
Collateral that we delivered or repledged	$ 737

Encumbered assets

We pledge certain of our assets to collateralize either repurchase agreements or other secured borrowings, maintain lines of credit, or to satisfy our collateral or settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such instruments. The following table presents information about our assets that have been pledged for one of the purposes previously described.

$ in millions	September 30, 2020
Had the right to deliver or repledge	$ 272
Did not have the right to deliver or repledge	$ 64

Repurchase agreements, repurchase-to-maturity transactions and securities loaned accounted for as secured borrowings

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions accounted for as secured borrowings.

$ in millions	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
September 30, 2020					
Repurchase agreements:					
Government and agency obligations	$ 87	$ —	$ —	$ —	$ 87
Agency MBS and CMOs	78	—	—	—	78
Total repurchase agreements	**165**	**—**	**—**	**—**	**165**
Securities loaned:					
Equity securities	84	—	—	—	84
Total collateralized financings	**$ 249**	**$ —**	**$ —**	**$ —**	**$ 249**

As of September 30, 2020 we did not have any "repurchase-to-maturity" agreements, which are repurchase agreements where a security is transferred under an agreement to repurchase and the maturity date of the repurchase agreement matches the maturity date of the underlying security.

NOTE 6 – RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

	September 30, 2020	
$ in millions	Receivables from brokers, dealers and clearing organizations	Payables to brokers, dealers and clearing organizations
Securities failed to deliver/receive	$ 26	$ 116
Open transactions, net	—	9
Dividends and interest	8	10
Deposits with clearing organizations	193	—
Total	**$ 227**	**$ 135**

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

Deposits with clearing organizations consist of cash and cash equivalents held by other clearing organizations or exchanges. Securities on deposit with clearing organizations are accounted for at fair value and are included in "Other investments" on our Statement of Financial Condition. See Note 3 for additional information on these securities.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

The following table presents the components of our property and equipment, net.

$ in millions	September 30, 2020
Land	$ 10
Software, including development in progress	499
Buildings, building components, leasehold and land improvements	295
Furniture, fixtures, and equipment	257
Total property and equipment	**1,061**
Less: Accumulated depreciation and amortization	(674)
Total property and equipment, net	**$ 387**

NOTE 8 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, NET

Our goodwill and identifiable intangible assets result from various acquisitions. See Note 2 for a discussion of our goodwill and intangible assets accounting policies. The following table presents our goodwill and net identifiable intangible asset balances.

$ in millions	September 30, 2020
Goodwill	$ 312
Identifiable intangible assets, net	39
Total goodwill and identifiable intangible assets, net	**$ 351**

Goodwill

There were no changes in the amount of goodwill during the year ended September 30, 2020.

Qualitative assessments

As described in Note 2, we perform goodwill impairment testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We performed our latest annual goodwill impairment testing as of our January 1, 2020 evaluation date, evaluating balances as of December 31, 2019. In that testing, we performed a qualitative assessment for each of our reporting units that had goodwill. Based upon the outcome of our qualitative assessments, no impairment was identified.

Our qualitative assessments consider macroeconomic indicators, such as trends in equity and fixed income markets, gross domestic product, unemployment rates, and interest rates. We also consider regulatory changes, reporting unit results, and changes in key personnel and strategy. Changes in these indicators, and our ability to respond to such changes, may trigger the need for impairment testing at a point other than our annual assessment date.

Subsequent to our annual goodwill impairment testing, the Coronavirus ("COVID-19") pandemic broadly impacted the operating environment and caused deterioration in market conditions, particularly toward the end of our fiscal second quarter. However, the operating environment toward the end of our fiscal year continued to recover and market conditions generally improved. We performed an evaluation to determine whether the economic impacts resulting from the pandemic were indicators requiring us to perform an impairment test as of September 30, 2020. Multiple factors, including performance, macroeconomic, and fair value indicators, were assessed with respect to each of our reporting units to determine whether it was more likely than not that the estimated fair value of any of these reporting units was less than its carrying value. As a result of our review, we concluded that it was more likely than not that the estimated fair values of our reporting units exceeded their respective carrying values and that the impact of the COVID-19 pandemic through the end of our fiscal year 2020 was not a triggering event to perform a quantitative assessment as of a date other than our annual evaluation date.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances, net of accumulated amortization, and activity.

$ in millions	Year ended September 30, 2020
Net identifiable intangible assets as of beginning of year	$ 45
Amortization expense	(6)
Net identifiable intangible assets as of end of year	$ 39

The following table summarizes our identifiable intangible assets by type.

	September 30, 2020	
$ in millions	Gross carrying value	Accumulated amortization
Customer relationships	$ 75	$ (38)
Seller relationship agreements	4	(2)
Non-compete agreement	1	(1)
Total	**$ 80**	**$ (41)**

NOTE 9 - LEASES

On October 1, 2019, we adopted new accounting guidance related to the accounting for leases. See Note 2 for further information about this guidance and for a discussion of our accounting policies related to leases.

As of September 30, 2020, our lease commitments resulted in ROU assets of $268 million and lease liabilities of $289 million, which were included in "Other assets" and "Other payables," respectively, on our Statement of Financial Condition. The weighted-average remaining lease term and discount-rate for our leases was five years and 3.78%, respectively, as of September 30, 2020.

Lease liabilities

The maturities of lease liabilities as of September 30, 2020 are presented in the following table.

Fiscal year ended September 30,	*$ in millions*
2021	$ 85
2022	71
2023	55
2024	40
2025	28
Thereafter	37
Gross lease payments	316
Less: interest	27
Present value of lease liabilities	**$ 289**

Lease payments in the preceding table exclude $201 million of legally binding minimum lease payments for leases signed but not yet commenced. These leases are estimated to commence between fiscal year 2021 and 2022 with lease terms ranging from five years to 11 years.

Minimum future lease commitments (under previous GAAP)

As of the date of adoption, our undiscounted minimum annual rental commitments were materially unchanged from the disclosure in Note 12 of our 2019 Statement of Financial Condition, which is included in the following table.

Fiscal year ended September 30,	*$ in millions*
2020	$ 93
2021	87
2022	70
2023	58
2024	44
Thereafter	104
Total	**$ 456**

NOTE 10 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for affiliated entities including RJFS. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect securities commissions on behalf of such affiliates.

Receivables from affiliates of $16 million are included in "Other receivables, net" on our Statement of Financial Condition at September 30, 2020. At September 30, 2020, RJ&A had purchased $37 million of receivables related to trailing commissions from mutual funds and annuity products from RJFS.

Total "Payables to affiliates, net" amounted to $1.71 billion on our Statement of Financial Condition at September 30, 2020 and includes amounts payable for related party transactions conducted in the normal course of business. The "Payables to affiliates, net" balance on our Statement of Financial Condition included a $1.70 billion intercompany loan and interest payable to our Parent, which was provided to us for investment purposes. We manage cash for our Parent which we have invested in cash and cash equivalents, on its behalf, in conjunction with our own cash management activities.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

NOTE 11 – OTHER BORROWINGS

Secured and unsecured financing arrangements

On February 19, 2019, RJF and RJ&A entered into an unsecured revolving credit facility agreement (the "Credit Facility"). The Credit Facility has a maturity date of February 2024 and the lenders include a number of financial institutions. This committed unsecured borrowing facility provides for maximum borrowings of up to $500 million, with a sublimit of $300 million for RJF. RJ&A may borrow up to $500 million under the Credit Facility, depending on the amount of outstanding borrowings of RJF. The interest rates on borrowings under the Credit Facility are variable and based on the London Inter-bank Offered Rate ("LIBOR"), as adjusted for RJF's credit rating. There were no borrowings outstanding on the Credit Facility as of September 30, 2020. There is a facility fee associated with the Credit Facility, which also varies with RJF's credit rating. Based upon RJF's credit rating as of September 30, 2020, the variable rate facility fee, which is applied to the committed amount, was 0.175% per annum.

In addition to the Credit Facility, we maintain various secured and unsecured lines of credit, which are generally utilized to finance certain fixed income securities or for cash management purposes. Borrowings during the year were generally day-to-day and there were no borrowings outstanding on these arrangements as of September 30, 2020. The interest rates for these arrangements are variable and are based on the Fed Funds rate, LIBOR, or a lender's prime rate, as applicable.

We also have other collateralized financings included in "Collateralized financings" on our Statement of Financial Condition. See Note 5 for information regarding our other collateralized financing arrangements.

Mortgage notes payable

Mortgage notes payable pertain to mortgage loans on certain of our corporate headquarters offices located in St. Petersburg, Florida. These mortgage loans are secured by land, buildings, and improvements. These mortgage loans bear a fixed interest rate of 5.7% with repayment terms of monthly interest and principal debt service and have a January 2023 maturity.

NOTE 12 – INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

Income taxes

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table.

$ in millions	**Year ended September 30, 2020**
Deferred tax assets:	
Accrued expenses	$ 18
Deferred compensation	112
Lease liabilities	67
Other	4
Total deferred tax assets	**201**
Deferred tax liabilities:	
Goodwill and identifiable intangible assets	(32)
Property and equipment	(69)
Lease ROU assets	(67)
Total deferred tax liabilities	**(168)**
Net deferred tax assets	**$ 33**

Our deferred tax asset required no valuation allowance at September 30, 2020, as management believes it is more likely than not that the deferred tax asset was realizable based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement and expectations of future taxable income.

During the year ended September 30, 2020, accrued interest expense related to unrecognized tax benefits increased by an insignificant amount. As of September 30, 2020, accrued interest and penalties included in the unrecognized tax benefits liability was approximately $2 million.

The following table presents the aggregate changes in the balances for uncertain tax positions.

$ in millions	**Year ended September 30, 2020**
Uncertain tax positions beginning of year	**$ 10**
Increases for tax positions related to the current year	2
Increases for tax positions related to prior years	2
Decreases due to lapsed statute of limitations	(2)
Uncertain tax positions end of year	**$ 12**

The total amount of uncertain tax positions that, if recognized, would impact the effective tax rate (the items included in the preceding table after considering the federal tax benefit associated with any state tax provisions) was $11 million at September 30, 2020. We anticipate that the uncertain tax position balance will decrease by approximately $3 million over the next 12 months due to expiring statutes of limitations and settlement of positions with the IRS.

The results of our operations were included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2017 for federal tax returns, fiscal year 2016 for state and local tax returns. Various state audits in process are expected to be completed in fiscal year 2021.

NOTE 13 – COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and contingencies

Loan and underwriting commitments

In the normal course of business, we enter into commitments for debt and equity underwritings. As of September 30, 2020, we had three such open underwriting commitments, of which all but one were subsequently settled in open market transactions and none of which resulted in a significant loss.

We offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting and retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These offers are contingent upon certain events occurring, including the individuals joining us and meeting certain conditions outlined in their offer. Our unfunded loan commitments related to such offers were $15 million as of September 30, 2020.

Credit-related financial instruments

RJ&A enters into margin lending arrangements which allow customers to borrow against the value of qualifying securities. Margin loans are collateralized by the securities held in the customer's account at RJ&A. Collateral levels and established credit terms are monitored daily and we require customers to deposit additional collateral or reduce balances as necessary.

Other commitments

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency MBS. At September 30, 2020, we had $443 million of principal amount of outstanding forward MBS purchase commitments, which were expected to be purchased within 90 days following commitment. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and the date of sale of the MBS, we enter into TBA security contracts with investors for generic MBS at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the MBS differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitments are accounted for at fair value. As of September 30, 2020, the fair value of the TBA securities and the estimated fair value of the purchase commitments were insignificant.

For information regarding our lease commitments, including the maturities of our lease liabilities, see Note 9.

Guarantees

We are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC fund provides protection up to $500 thousand per client for securities and cash held in client accounts, including a limitation of $250 thousand on claims for cash balances. Account protection applies when a SIPC member fails financially and is unable to meet its obligations to clients. This coverage does not protect against market fluctuations.

Legal and regulatory matter contingencies

In addition to any matters that may be specifically described in the following sections, in the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a financial services institution.

We are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, among other things, into industry practices, which can also result in the imposition of such sanctions.

We may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies in the financial services industry continues to be significant. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

For many legal and regulatory matters, we are unable to estimate a range of reasonably possible loss as we cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants). Subject to the foregoing, after consultation with counsel, we believe that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

There are certain matters for which we are unable to estimate the upper end of the range of reasonably possible loss. With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss, as of September 30, 2020, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $105 million in excess of the aggregate accruals for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

We may from time to time include in any descriptions of individual matters herein certain quantitative information about the plaintiff's claim against us as alleged in the plaintiff's pleadings or other public filings. Although this information may provide insight into the potential magnitude of a matter, it does not represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual related thereto.

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

NOTE 14 – SHARE-BASED AND OTHER COMPENSATION PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJ&A based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis. Benefits become fully vested after five years of qualified service, at 65 or if a participant separates from service due to death or disability.

RJ&A participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established VDCP, a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Under RJF's Stock Incentive Plan, certain RJ&A employees may be granted RSU and stock option awards.

As of September 30, 2020, there was $148 million of total unrecognized pre-tax compensation cost, net of estimated forfeitures, related to RSUs.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 15 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1.5 million or 2% of aggregate debit items arising from client balances. FINRA may impose certain restrictions, such as restricting withdrawals of equity capital, if a member firm were to fall below a certain threshold or fail to meet minimum net capital requirements. The following table presents our net capital position.

$ in millions		September 30, 2020
(Alternative Method elected)		
Net capital as a percent of aggregate debit items		48.0 %
Net capital	$	1,245
Less: required net capital		(52)
Excess net capital	**$**	**1,193**

NOTE 16 – SUBSEQUENT EVENTS

Management considered subsequent events through November 24, 2020. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
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